Immucor, Inc.

3130 Gateway Drive

P.O. Box 5625

Norcross, Georgia 30091

Phone: 770 441 201

Fax: 770 242 8930

February 8, 2007

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities Exchange Commission

Washington D. C. 20549

Re:	Immucor, Inc.
Form 10-K for Fiscal Year Ended May 31, 2006
Filed on August 1, 2006
File No. 000-14820

Dear Mr. Rosenberg:

This letter is in response to your letter dated January 25, 2007 to Immucor, Inc. Your letter included two comments to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.

Notes to Consolidated Financial Statements
2. Acquisition, page 53

Comment One

Please provide us your accounting policy for the accretion of the acquisition liability, in disclosure-type format. In your response include references to the specific paragraphs within the accounting literature upon which you relied that support your accounting. Provide us a reconciliation of the ending balance of the acquisition liability of approximately $5.7 million to the amounts included on the balance sheet and to the amount listed in note 18. Please specify where the current portion of this liability is included on the balance sheet.

Accounting policy for the accretion of acquisition liability

“In accordance with the guidance provided in SFAS No. 141, Business Combinations, the Company recorded the amount remaining to be paid on the acquisition of Immucor-Kainos, Inc. as a liability.  This acquisition liability is recorded at the estimated fair value at the time of acquisition, using a discount rate then prevailing, based on management’s estimate of the rate at which the Company would have been able to secure financing with similar terms.  The Company is using the straight-line method to amortize the total imputed interest over the life of the liability.  The amortization charge of approximately $168,000 is recorded as interest expense in the attached Consolidated Statements of Income for the fiscal year 2006.”

We intend to include a similar note in the 10-K for the fiscal year ending May 31, 2007.

Accounting Literature

At the time of the acquisition, the Company recorded the acquisition liability in accordance with Paragraph 20 of SFAS 141 which requires that liabilities incurred by the acquiring entity be measured at fair value in determining the cost of an acquired entity.

In determining the interest rate at which to discount the liability to record it at the fair value, the Company followed the guidance detailed in Paragraph 13 of APB 21 which states that the rate to be used will normally be at least equal to the rate at which the debtor can obtain financing of a similar nature from other sources at the date of the transaction.  Additionally, with respect to the amortization of this imputed interest, the Company followed the guidance in Paragraph 15 of APB 21 which requires the imputed interest to be amortized as interest expense over the life of the liability in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period.  Although Paragraph 15 of APB 21 recommends the interest method for recording this amortization, it also permits use of methods other than the interest method if the results are not materially different from the interest method. The company is amortizing this imputed interest on a straight line basis as the annual amortization under the straight line method of $168,000 is clearly immaterial to the overall financial statements, and is not materially different from the interest method.

Reconciliation between amounts in note 2 and the amounts in the balance sheet

		Amounts
		in ‘000

Total purchase price per note 2		$10,732
Less payments made per note 2:
On signing of the agreement	$(4,113)
Direct acquisition costs	$(546)
Part payment of acquisition liability	$(913)
Total payments in FY 2006		$(5,572)
Sub-total		$5,160
Accretion of liability in FY 2006		$168
Translation adjustment		$(68)
Ending balance		$5,260

Disclosed in Balance Sheet under:
Acquisition liability		$3,980
Current portion of long-term liabilities		$1,074
Accounts payable		$206	*
Total liability disclosed in balance sheet		$5,260	**

*                   This amount represents a portion of the acquisition liability which is payable in the next payment cycle.

**            The amount represents outstanding liability of $5.7 million less unamortized discount of approximately $0.4 million.

Reconciliation between the amounts in note 2 and note 18

Amounts
in ‘000

Total purchase price per note 2	$10,732
Less payments made per note 2:
On signing of the agreement	$(4,113)
Direct acquisition costs	$(546)
Acquisition liability disclosed as non-cash investing activity in note 18	$6,073

Comment Two

It appears that you recognized profit as a result of settling a distribution agreement with Kainos at the signing of the acquisition agreement. Please provide us your analysis of the applicability of EITF 04-01 to the preexisting relationship between the company and Immucor-Kainos, a newly formed spin-off of Kainos. Provide us all the disclosures required by paragraph 8 of the EITF, in disclosure-type format.

Background

Immucor and Kainos had a preexisting relationship evidenced by a five-year distribution agreement dated June 1, 2004, which gave Kainos the right to distribute Immucor products in Japan.  As consideration for this right, Kainos paid up-front non-refundable distribution fees of $433,000 which Immucor recorded as deferred revenue to be recognized over the five-year term of the agreement. The rights under the agreement were assigned to Immucor-Kainos upon the acquisition of the business by Immucor.  On acquisition, Immucor set off the remaining unrecognized distribution fees of $331,967 against goodwill.  Immucor did not recognize any profit as a result of the assignment of the distribution rights from Kainos to Immucor-Kainos.

Applicability of EITF 04-01

The preexisting relationship between Immucor and Immucor-Kainos is within the scope of EITF 04-1.  Par. 5 of EIFT 04-01 requires that if the contract giving rise to the reacquired right includes terms that are favorable or unfavorable when compared to pricing for current market transactions for the same or similar items, an entity should measure a settlement gain or loss. Management determined that the value of the reacquired right was not materially different from the market value of a similar right on the date of the acquisition and, as a result, no settlement gain or loss was recorded. Furthermore, Par. 6 of EIFT 04-01 requires the reacquired right to be recorded and disclosed as a separate intangible asset.  However, given the relative immateriality of the amount that would have been assigned to a separate intangible asset on the date of acquisition (approximately $332,000), the Company did not record this amount as an intangible asset apart from goodwill.

Although the disclosure in Note 5 of Company’s financial statements included in the May 31, 2007 form 10-K states that $332,000 was realized, none of this amount was recognized as a gain or loss in the income statement.  As stated in the same disclosure, Goodwill was reduced by this amount as part of the business combination. We intend to clarify this disclosure in future filings to reflect the fact that no profit was realized as a result of the removal of this deferred revenue.

Disclosure in compliance with Par. 8 of EITF 04-01

As defined in EITF 04-01, Immucor, Inc. and Kainos Laboratories, Inc. had a preexisting relationship in terms of a five-year distribution agreement dated June 1, 2004, which gave Kainos the right to distribute Immucor products in Japan. As consideration for this right, Kainos paid up-front non-refundable distribution fees of $433,000 which Immucor recorded as deferred revenue to be recognized over the five-year period. The rights under the agreement were assigned to Immucor-Kainos, Inc. on acquisition of the business by Immucor. Management determined that the value of the reacquired right was not materially different from the market value of a similar right on the date of the acquisition and hence no separate gain or loss, as defined in EIFT 04-01, was recognized from the settlement of the preexisting relationship. EIFT 04-01 requires the reacquired right to be recorded and disclosed as a separate intangible asset.  However, given the relative immateriality of the amount that would have been assigned to a separate intangible asset

(approximately $332,000), the Company did not record this amount as an intangible asset apart from goodwill.

We acknowledge that:

1) the company is responsible for the adequacy and accuracy of the disclosure in the filings;

2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

If you have any additional questions, I can be reached during regular business hours at (678) 418-4759. Thank you.

Respectfully,

/s/ Patrick D. Waddy
Chief Financial Officer